[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC REACHES MILESTONE WITH 50TH CONSECUTIVE YEAR OF PROFITABILITY

EDMONTON AB (February 26, 2004) TSX:STN

      - For the year-end 2003, Stantec generated gross revenue of $459.9 million, a 7.3% increase from $428.5 million last year. Net income increased 24.2% to $25.1 million from a restated $20.2 million* in 2002. Basic earnings per share were 22.3% higher at $1.37 compared to restated basic earnings per share of $1.12* in 2002.

      - In the fourth quarter 2003, gross revenue increased 9.7% to $111.6 million from $101.7 million in 2002. Net income was up 12.2% to $6.3 million compared to a restated $5.6 million* in 2002. Basic earnings per share increased 12.9% to $0.35 compared to restated basic earnings per share of $0.31*.

      - Key achievements for 2003 were the addition of two firms, Architectura in Vancouver BC and ESG International in Guelph ON. The Company also invested in a new enterprise information technology system, new human resources programs, and focused on the integration of the 10 acquisitions completed in 2002.

* 2002 and 2001 results have been restated to adjust the accounting for the allocation of the purchase price of acquisitions completed since July 1, 2001. See following section Adjustment of 2001 and 2002 results.

"This year represents a number of milestones for Stantec," says Tony Franceschini, Stantec President & CEO. "It is our 50th year in business and we've been profitable every year for a half century, it is our 10th year as a public company, and we are on track at the mid-way point of our 10-year plan to make us one of the top 10 global design firms."

In the first quarter 2004 Stantec announced it signed a letter of intent to acquire Rochester NY-based Sear-Brown, a professional services firm with approximately 500 employees and 13 offices in the US and Puerto Rico. The transaction, if concluded, will result in the largest acquisition in Stantec's history and create a new operating region in the northeast US along with a new service area in the biotechnology and pharmaceuticals sector.

"Our strong performance in 2003 reflects the dedication of our employees to our strategic plan," says Franceschini. "They have worked extremely hard this year to implement and adapt to new processes and systems to make Stantec more efficient. It's because of their hard work that we are now positioned for further growth and on track to meet our goal of becoming one of the top 10 design firms in the world."

The Annual General Meeting will be held on May 6, 2004, at 1:00 PM EST (11:00 AM
MST) at Stantec's headquarters in Edmonton, Alberta, 10160-112th Street. The Q4/Year-End Conference Call, being held today at 4:00 PM EST (2:00 PM MST), will be broadcast live and archived on Stantec's web site at STANTEC.COM in the INVESTOR RELATIONS section.

                                   -continued-

ADJUSTMENT OF 2001 AND 2002 RESULTS

The 2001 and 2002 results have been restated to adjust the accounting for the allocation of the purchase price of acquisitions completed since July 1, 2001. During the preparation of its 2003 financial statements the Company determined, with the assistance of independent valuators, that the intangible assets acquired in acquisitions completed subsequent to July 1, 2001 had not been appropriately reflected in the allocation of the purchase price. As a result, a portion of our goodwill for post July 1, 2001, acquisitions has been allocated to identifiable intangible assets (primarily contract backlog and client relationships) and charged to earnings over the estimated useful lives of these intangible assets on a straight-line basis. For contract backlog, the amortization period ranges from six to 12 months, and for client relationships, the amortization period ranges from 10 to 15 years. The impact of this change is more fully described in note 2 to the attached consolidated financial statements.

It is important to note that these restatements have no impact on cash flow. They reflect only the reclassification and amortization of certain intangible assets acquired at the time of acquisition of businesses. While the balance sheet value of certain of these assets, especially contract backlog and client relationships, is declining due to the amortization, the Company continues to generate new contract backlog and client relationship assets that are not reflected on the balance sheet.

The following is a summary of changes to the 2001 and 2002 income statements:

                                                                                            2001       2002
(in thousands of dollars, except earnings per share amounts)                                  $         $
------------------------------------------------------------                               ------     ------
Net income for the year, as previously reported                                            15,381     20,846
Less amortization of intangible assets                                                        (18)    (1,079)
Future income tax benefit                                                                       7        425
Net income for the year, as restated                                                       15,370     20,192
                                                                                           ======     ======
EARNINGS PER SHARE
Basic, as previously reported                                                                0.92       1.16
Basic, as restated                                                                           0.92       1.12
Diluted, as previously reported                                                              0.89       1.11
Diluted, as restated                                                                         0.88       1.07
                                                                                           ------     ------

STANTEC provides professional services in infrastructure and facilities. The Company's comprehensive services in planning, engineering, environmental sciences, architecture, interior design, landscape architecture, surveying, and project economics support clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through 4,000 employees operating out of 40 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

CORPORATE CONTACT           INVESTOR CONTACT
Tony Franceschini           Don Wilson
President & CEO             Vice President & CFO
Stantec Inc.                Stantec Inc.
Tel: (780) 917-7077         Tel: (780) 917-7269

                                                                     STANTEC.com

CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC.
December 31, 2003 and 2002

                                AUDITORS' REPORT

To the Shareholders of
STANTEC INC.

We have audited the consolidated balance sheets of STANTEC INC. as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada
February 20, 2004                                          Chartered Accountants

STANTEC INC.
(INCORPORATED UNDER THE LAWS OF CANADA)

                           CONSOLIDATED BALANCE SHEETS

As at December 31

                                                               2003            2002
(in thousands of dollars)                                        $              $
-------------------------                                     -------        --------
                                                                             restated
                                                                              [note2]
ASSETS [note 7]
CURRENT
Cash and cash equivalents                                       7,343          29,202
Accounts receivable                                            87,101          85,940
Costs and estimated earnings in excess of billings             67,094          35,752
Income taxes recoverable                                        6,921             807
Prepaid expenses                                                3,246           3,362
Future income tax assets [note 13]                              5,924           8,198
                                                              -------         -------
                                                              177,629         163,261
Property and equipment [note 4]                                67,670          51,747
Investment in associated companies                              1,844           1,264
Investments - other                                             1,137           1,471
Goodwill [note 5]                                              69,696          72,423
Intangible assets [note 6]                                      5,112           4,817
Future income tax assets [note 13]                              3,487           4,018
                                                              -------         -------
                                                              326,575         299,001
                                                              =======         =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 7]                                     17,151
Accounts payable and accrued liabilities                       70,255          57,413
Billings in excess of costs and estimated earnings             16,882          12,706
Current portion of long-term debt [note 8]                     13,416          20,526
Future income tax liabilities [note 13]                        10,802           8,650
                                                              -------         -------
                                                              128,506          99,295
Long-term debt [note 8]                                        31,159          41,730
Future income tax liabilities [note 13]                         6,382           6,550
                                                              -------         -------
                                                              166,047         147,575
                                                              -------         -------
COMMITMENTS AND CONTINGENCIES [NOTES 9 AND 10]

SHAREHOLDERS' EQUITY
Share capital [note 11]                                        84,281          83,973
Contributed surplus [note 11]                                   1,842           1,247
Cumulative translation account [note 12]                      (13,861)          1,966
Retained earnings                                              88,266          64,240
                                                              -------         -------
                                                              160,528         151,426
                                                              -------         -------
                                                              326,575         299,001
                                                              =======         =======

See accompanying notes

STANTEC INC.

                      CONSOLIDATED STATEMENTS OF INCOME AND
                                RETAINED EARNINGS

Years ended December 31

                                                                               2003           2002
(in thousands of dollars)                                                        $              $
-------------------------                                                     -------       --------
                                                                                            restated
                                                                                            [note 2]
INCOME
Gross revenue                                                                 459,942        428,456
Less subconsultant costs and other direct expenses                             68,546         63,308
                                                                              -------        -------
NET REVENUE                                                                   391,396        365,148
Direct payroll costs                                                          183,471        173,609
                                                                              -------        -------
GROSS MARGIN                                                                  207,925        191,539
Administrative and marketing expenses                                         154,788        145,515
Depreciation of property and equipment                                          9,912          9,502
Amortization of intangible assets                                                 925          1,079
Net interest expense [note 8]                                                   2,637          2,630
Foreign exchange losses                                                           615             73
Share of income from associated companies                                        (580)          (355)
                                                                              -------        -------
INCOME BEFORE INCOME TAXES                                                     39,628         33,095
                                                                              -------        -------
INCOME TAXES [note 13]
Current                                                                        10,050         12,949
Future                                                                          4,508            (46)
                                                                              -------        -------
                                                                               14,558         12,903
                                                                              -------        -------

NET INCOME FOR THE YEAR                                                        25,070         20,192
                                                                              =======        =======

RETAINED EARNINGS, BEGINNING OF THE YEAR, AS PREVIOUSLY REPORTED               64,905         44,701
Prior period adjustment [note 2]                                                 (665)           (11)
                                                                              -------        -------
RETAINED EARNINGS, BEGINNING OF THE YEAR, AS RESTATED                          64,240         44,690
Net income for the year                                                        25,070         20,192
Shares repurchased [note 11]                                                   (1,044)          (642)
                                                                              -------        -------
RETAINED EARNINGS, END OF THE YEAR                                             88,266         64,240
                                                                              =======        =======
EARNINGS PER SHARE [NOTES 2 AND 14]:
Basic                                                                            1.37           1.12
Diluted                                                                          1.31           1.07

See accompanying notes

STANTEC INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

                                                                                2003          2002
(in thousands of dollars)                                                         $             $
-------------------------                                                     --------      --------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                                     465,114       437,354
Cash paid to suppliers                                                        (156,460)     (128,148)
Cash paid to employees                                                        (274,444)     (257,667)
Dividends from equity investments                                                                175
Interest received                                                                2,710         3,970
Interest paid                                                                   (4,462)       (6,122)
Income taxes paid                                                              (15,565)      (13,453)
                                                                              --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES [NOTE 15]                                  16,893        36,109
                                                                              --------      --------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and
   bank indebtedness assumed [note 3]                                           (6,046)      (17,409)
Cash of joint venture held for sale [note 16]                                     (369)
Proceeds on disposition of investments                                             195         2,158
Proceeds on disposition of subsidiary                                                          1,856
Purchase of property and equipment                                             (28,713)      (17,444)
Proceeds on disposition of property and equipment                                1,444         1,612
                                                                              --------      --------
CASH FLOWS USED IN INVESTING ACTIVITIES                                        (33,489)      (29,227)
                                                                              --------      --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

Repayment of long-term debt                                                    (20,592)      (18,619)
Proceeds from long-term borrowings                                                            30,540
Repurchase of shares for cancellation [note 11]                                 (1,392)         (880)
Proceeds from issue of share capital                                               651        18,484
                                                                              --------      --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                 (21,333)       29,525
                                                                              --------      --------

Foreign exchange loss on cash held in foreign currency                          (1,081)          (60)
                                                                              --------      --------

NET INCREASE (DECREASE) IN CASH                                                (39,010)       36,347
Cash, beginning of the year                                                     29,202        (7,145)
                                                                              --------      --------
CASH, END OF THE YEAR                                                           (9,808)       29,202
                                                                              ========      ========
CASH CONSISTS OF
Cash and cash equivalents                                                        7,343        29,202
Bank indebtedness                                                              (17,151)
                                                                              --------      --------
                                                                                (9,808)       29,202
                                                                              ========      ========

See accompanying notes

STANTEC INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stantec Inc. ("the Company") is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates included in the preparation of these consolidated financial statements include the percentage of completion of fixed fee and variable fee with ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, the provision for legal claims, the fair value of stock based awards, the fair value of identifiable intangible assets acquired in business acquisitions and the future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary companies, all of which are wholly-owned. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis which results in the Company recording its pro rata share of the assets, liabilities, revenues and expenses of each of the entities.

INVESTMENTS

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received.

Other investments are recorded at cost. When a loss in value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in a foreign currency and financial statements of foreign subsidiaries (excluding United States-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date;

non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting gains or losses are included in income in the year incurred.

Effective January 1, 2002, the Company's United States-based subsidiaries were designated as self-sustaining operations due to a change in the financial and operational independence of the operating subsidiaries. As a result, the foreign currency translation method used for the financial statements of the subsidiaries included in the consolidated financial statements was changed from the temporal method, as described above for foreign subsidiaries excluding United States based subsidiaries, to the current method. Under the current method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the year. The resulting exchange gains and losses are deferred and included as a separate component of shareholders' equity in the cumulative translation account.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, costs and estimated earnings in excess of billings, accounts payable and accrued liabilities and billings in excess of costs and estimated earnings approximate their fair values because of the short-term maturity of those instruments. The carrying amount of bank indebtedness approximates fair value because the applicable interest rate is based on variable reference rates or is fixed for a short term. The carrying values of other financial assets and financial liabilities approximate fair values except as otherwise disclosed in the financial statements.

CASH AND CASH EQUIVALENTS

Cash equivalents include all investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.

CREDIT RISK

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable and costs and estimated earnings in excess of billings. The Company maintains an allowance for estimated credit losses. The Company provides services to diverse clients in various industries and sectors of the economy and our credit risk is not concentrated in any particular client, industry, economic or geographic sector.

EMPLOYEE BENEFIT PLANS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period that the contributions are made. The Company does not provide post employment or post retirement benefits.

REVENUE RECOGNITION

In the course of providing its services, the Company incurs certain direct costs for subconsultants, and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue from fixed fee and variable fee with ceiling contracts is recognized using the percentage of completion method, on a cost-to-cost basis. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress recognized as revenue, but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients, but not yet recognized as revenue.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write-off the costs of the assets over their estimated useful lives as follows:

Engineering equipment              20% - 30%   declining balance
Business information system                    straight-line over 5 years
Office equipment                   20% - 30%   declining balance
Automotive equipment               30%         declining balance
Leasehold improvements                         straight-line over term of lease
                                                 plus one renewal period to a
                                                 maximum of 15 years
Buildings                           4% -  5%   declining balance

GOODWILL AND INTANGIBLE ASSETS

The cost of intangible assets is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company's policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over the estimated contractual lives, generally less than one year. Other intangible assets include technology and non-compete agreements and are being amortized over estimated lives of one to three years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill exceeds its fair value.

INCOME TAXES

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NON-INTEREST BEARING DEBT

Non-interest bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.

STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock based compensation and other stock based payments. As permitted by these recommendations, the Company adopted the new standards prospectively for new awards granted on or after January 1, 2002. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.

The Company has one share option plan, which is more fully described in note 11, and accounts for grants under the plan in accordance with the fair value based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued upon exercise of the options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

2. PRIOR PERIOD ADJUSTMENT

During 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001 acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of goodwill for these acquisitions has been allocated to identifiable intangible assets (contract backlog, client relationships, technology and non-compete agreements). The adjustment has been made retroactively and results in the following changes to previously reported financial information:

                                                                    2002       2001
(in thousands of dollars)                                            $           $
-------------------------                                         -------    --------
BALANCE SHEET:                                                    INCREASE (DECREASE)
Goodwill                                                           (3,587)       (437)
Intangible assets                                                   4,817         709
Future income tax liabilities - current                               342          59
Future income tax liabilities - non-current                         1,553         224
Retained earnings, beginning of year                                  (11)
Retained earnings, end of year                                       (665)        (11)
                                                                    -----        ----

                                                                    2002       2001
(in thousands of dollars, except earnings per share amounts)         $          $
------------------------------------------------------------      -------    --------
STATEMENTS OF INCOME:                                             INCREASE (DECREASE)
Amortization of intangible assets                                   1,079          18
Income before income taxes                                         (1,079)        (18)
Income taxes                                                         (425)         (7)
Net income for the year                                              (654)        (11)
Earnings per share - basic                                          (0.04)       0.00
Earnings per share - diluted                                        (0.04)      (0.01)
                                                                   ------       -----

The effect of the adjustment for 2003 was to reduce income before income taxes by $925,000, reduce income tax expense by $346,000 and reduce net income by $579,000.

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of the acquisition in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2003, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,168,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited (January 2, 2003) and of Ecological Services Group Inc. (May 30, 2003) for consideration consisting of cash and promissory notes and the net assets and businesses of Optimum Energy Management Incorporated (October 31, 2003) and Inner Dimension Design Associates Inc. (November 28, 2003) for cash consideration. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited
(2002) acquisition and adjusted the purchase price on the Pentacore Group of Companies (2001), English Harper Reta Architects (2002), Site Consultants, Inc.
(2002), Beak International Incorporated (2002), Geo Viro Engineering Ltd.
(2002), McCartan Consulting Ltd. (2002), and the RPA Group (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

During 2002, the Company acquired the shares and businesses of McCartan Consulting Ltd. (January 2, 2002); Webster & Simmonds Surveying Ltd. (February 14, 2002); Cosburn Patterson Mather Limited (February 26, 2002); GKO Engineering (March 30, 2002); M.R.S.F.M. Holdings Ltd., operating as Graeme & Murray Consultants Ltd., (April 12, 2002); GeoViro Engineering Ltd. (May 12, 2002); English Harper Reta Architects (June 14, 2002); Site Consultants, Inc. (June 14,
2002); The RPA Group (July 19, 2002); and Beak International Incorporated (October 25, 2002). The Company also paid additional contingent consideration in connection with the DSAtlantic

Corporation (2000) acquisition and reduced the purchase price on the Eckhoff, Watson and Preator Engineering, Inc. (2000) and The Pentacore Family Group of Companies (2001) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired are as follows:

                                                                   2003       2002
(in thousands of dollars)                                            $          $
-------------------------                                         -------    --------
Cash consideration                                                  4,300      17,736
Share consideration                                                             3,712
Promissory notes                                                    3,375      17,356
                                                                  -------    --------
PURCHASE PRICE                                                      7,675      38,804
                                                                  =======    ========
ASSETS AND LIABILITIES ACQUIRED AT FAIR VALUES
Cash acquired (bank indebtedness assumed)                          (1,746)        327
Non-cash working capital                                            3,578      13,859
Property and equipment                                              1,337       3,498
Investments - other                                                    44
Goodwill                                                            3,848      24,533
Intangible assets                                                   1,344       5,187
Long-term debt                                                       (646)     (8,104)
Future income taxes                                                   (84)       (496)
                                                                  -------    --------
NET ASSETS ACQUIRED                                                 7,675      38,804
                                                                  =======    ========

Of the goodwill, $3,816,000 (2002 - $24,533,000) is non-deductible for income tax purposes. All of the goodwill is attributable to the Consulting Services reportable segment [note 17].

4. PROPERTY AND EQUIPMENT

                                                     2003                     2002
                                            ---------------------   ------------------------
                                                     ACCUMULATED                ACCUMULATED
                                             COST    DEPRECIATION    COST       DEPRECIATION
(in thousands of dollars)                      $          $            $              $
-----------------------------               ------   ------------   --------    ------------
Engineering equipment                       27,261      12,257       24,887         12,204
Business information system                  7,223         328          181
Office equipment                            17,654       6,017       16,620          4,983
Automotive equipment                         3,406       1,850        3,842          2,090
Leasehold improvements                       6,570       1,386        6,485          1,506
Buildings                                   27,191       1,553       20,131          1,535
Land                                         1,756                    1,919
                                            ------      ------       ------         ------
                                            91,061      23,391       74,065         22,318
                                            ------      ------       ------         ------
Net book value                                    67,670                     51,747
                                                  ======                     ======

Included in buildings is a building under construction in the amount of $8,942,000 (2002 - $248,000) on which depreciation has not started.

5. GOODWILL

                                                                  2003              2002
(in thousands of dollars)                                          $                 $
---------------------------------------------------              ------            ------
Goodwill, beginning of year, as originally reported              76,010            47,365
Prior period adjustment [note 2]                                 (3,587)             (437)
                                                                 ------            ------
Goodwill, beginning of year, as restated                         72,423            46,928
Current year acquisitions                                         5,047            22,877
Additional purchase price payments                                  925             1,546
Other purchase price adjustments                                 (2,124)              110
Disposition of subsidiary                                                            (529)
Impact of foreign exchange on goodwill balances                  (6,575)            1,491
                                                                 ------            ------
Goodwill, end of year                                            69,696            72,423
                                                                 ======            ======

6. INTANGIBLE ASSETS

                                                          2003                        2002
                                                          ----                        ----
                                                   GROSS                      GROSS
                                                 CARRYING   ACCUMULATED      CARRYING      ACCUMULATED
                                                  AMOUNT   AMORTIZATION       AMOUNT      AMORTIZATION
(in thousands of dollars)                           $           $                $             $
-------------------------                        --------  ------------      --------     ------------
Client relationships                                5,626        691            4,979          272
Contract backlog                                      905        901              870          816
Other intangible assets                               266         93               66           10
                                                    -----      -----            -----        -----
                                                    6,797      1,685            5,915        1,098
                                                    -----      -----            -----        -----
Carrying amount                                           5,112          4,817
                                                          =====          =====

7. BANK INDEBTEDNESS

The Company has a revolving credit facility in the amount of $20 million (for the period October 15, 2003 through February 28, 2004 - $50 million) to support general business operations. The facility matures on July 31, 2004 subject to extension by the parties for a 364 day period. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, LIBOR rate plus 125 basis points or bankers acceptance rates plus 75 basis points. At December 31, 2003, the interest rate on outstanding bank indebtedness under the credit facility was 4.5% and the balance was $8,300,000. The credit facility agreement contains restrictive covenants including but not limited to debt to earnings ratio, earnings to debt service ratio, current assets to current liabilities ratio and a minimum shareholders' equity. The Company is in compliance with all covenants under this agreement as at December 31, 2003. All assets of the Company are held as collateral under a general security agreement for the bank indebtedness and bank loan. [note 8]

Included in bank indebtedness at December 31, 2003 is $6,930,000 related to an interim loan obtained to finance the construction of the Stantec Centre. Interest, calculated daily at Canadian prime plus 0.25% (2003 - 4.75%), is payable monthly. The loan is due on the earlier of the demand of the lender, 180 days from substantial completion of the project, or December 31, 2004. The loan is supported by a general security agreement and a second mortgage.

8. LONG-TERM DEBT

                                                 2003            2002
(in thousands of dollars)                         $                $
-------------------------                       ------          ------
Non-interest bearing note payable                  102              93
Other non-interest bearing notes payable        14,436          24,279
Bank loan                                       19,186          26,310
Mortgages payable                               10,609          10,991
Other                                              242             583
                                                ------          ------
                                                44,575          62,256
Less current portion                            13,416          20,526
                                                ------          ------
                                                31,159          41,730
                                                ======          ======

The non-interest bearing note payable is due November 1, 2027 in the amount of $933,000. The notes carrying value of $102,000 is determined applying a discount rate of 9.75%. If the non-interest bearing note payable was discounted at interest rates in effect at December 31, 2003, the fair value of the note would have been $124,000 (2002 - $133,000).

The carrying value of the other non-interest bearing notes payable have been calculated utilizing a weighted average rate of interest of 6.32%. The notes are due at various times from 2004 to 2008. The notes aggregate maturity value is $15,132,000 (2002 - $24,705,000). $206,000 (2002 -$5,786,000) of the notes carrying value are payable in US funds (US $158,000; 2002 - US $3,668,000). The carrying value approximates the fair value of these notes based on interest rates in effect at December 31, 2003.

The bank loan is due in equal quarterly payments of US$918,000 (or Cdn$ equivalent) plus accrued interest to October 1, 2007 and bears interest at LIBOR or bankers acceptance rates plus 125 to 165 basis points. The actual rate is dependent upon certain ratio calculations determined on a quarterly basis. The interest rate applicable at December 31, 2003 was 3.71% (2002 - 3.94%). $5,186,000 (2002 - $6,310,000) of the bank loan is denominated in US dollars (US $4,000,000; 2002 - US $4,000,000). Collateral and restrictive covenants for the bank loan are described in note 7.

The mortgages payable bear interest at a weighted average rate of 7.65%, are due in 2005 and 2006 and are supported by first mortgages against land and buildings. Monthly payments are approximately $95,850.

Other long-term debt bears interest at a weighted average rate of 6.78% and has due dates ranging from 2004 to 2006. No assets are pledged in support of this debt.

Principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(in thousands of dollars)                $
-------------------------              ------
       2004                            13,416
       2005                            10,466
       2006                             6,181
       2007                             5,246
       2008                               419
       Thereafter                       8,847
                                       ------
                                       44,575
                                       ======

In 2003, interest of $2,681,000 (2002 - $2,648,000) was incurred on the long-term debt.

At December 31, 2003, the Company has issued letters of credit totaling
$105,000.

9. COMMITMENTS

Commitments for annual basic premises rent under long-term leases, and equipment and vehicle operating leases, for the next five years are as follows: 2004 - $19,038,000; 2005 - $16,866,000; 2006 - $15,679,000; 2007 - $14,348,000; 2008 -
$10,173,000 and thereafter - $34,930,000.

10. CONTINGENCIES

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, and the Company's previous experience with the settlement of similar claims, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims, and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the consolidated financial position or annual results of operations.

11. SHARE CAPITAL

AUTHORIZED
Unlimited  Common shares
Unlimited  Preferred shares issuable in series

COMMON SHARES ISSUED AND OUTSTANDING

                                                    2003                                   2002
                                                    ----                                   ----
(in thousands of dollars)                       # OF SHARES       $              # OF SHARES         $
-------------------------                       -----------     ------           -----------       ------
BALANCE, BEGINNING OF THE YEAR                   18,282,720     83,973           16,846,340        61,555
Share options exercised                             119,264        651               29,300           148
Shares repurchased under normal
   course issuer bid                                (74,700)      (343)             (54,600)         (235)
Shares issued on acquisitions                                                       261,680         3,712
Shares issued under public offering,
   net of share issue costs                                                       1,200,000        18,793
                                                 ----------     ------           ----------        ------
BALANCE, END OF THE YEAR                         18,327,284     84,281           18,282,720        83,973
                                                 ==========     ======           ==========        ======

On May 2, 2002, the shareholders approved the subdivision of the Company's common shares on a two-for-one basis (a "stock split"). The stock split was effective for registered common shareholders at the close of business on May 15, 2002. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

During 2003, 74,700 common shares (2002 - 54,600) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $1,392,000 (2002 - $880,000). Of this, $343,000 (2002 - $235,000) and $5,000
(2002 - $3,000) reduced the share capital and contributed surplus accounts, respectively, with $1,044,000 (2002 - $642,000) being charged to retained earnings.

During 2002, 1,200,000 common shares were issued for cash consideration of $19,500,000 less share issue costs of $1,164,000 less a future tax recovery of $457,000.

SHARE OPTIONS

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to directors, officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three year period and have contractual lives that range from five to ten years. The aggregate number of common shares reserved for issuance and which may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 1,689,174 common shares. At December 31, 2003, 210,074 options are available for issue.

The Company has granted share options to directors, officers and employees to purchase 1,479,100 shares at prices between $3.38 and $27.10 per share. These options expire on dates between March 30, 2004 and January 2, 2013.

                                              2003                            2002
                                 -----------------------------   -----------------------------
                                              WEIGHTED AVERAGE                WEIGHTED AVERAGE
                                               EXERCISE PRICE                  EXERCISE PRICE
                                   SHARES             $           SHARES              $
                                 ----------   ----------------   ----------   ----------------
SHARE OPTIONS, BEGINNING OF
   THE YEAR                      1,296,200          6.09         1,188,500          5.10
Granted                            307,500         21.29           137,000         14.50
Exercised                         (119,264)         5.46           (29,300)         5.04
Cancelled                           (5,336)        12.62
                                 ---------         -----         ---------         -----
SHARE OPTIONS, END OF THE YEAR   1,479,100          9.28         1,296,200          6.09
                                 =========         =====         =========         =====

The Company has issued options to directors, officers and employees at December 31, 2003 as follows:

                                OPTIONS OUTSTANDING     OPTIONS EXERCISABLE
                              ----------------------   ----------------------
                                WEIGHTED
                                AVERAGE     WEIGHTED                 WEIGHTED
  RANGE OF                     REMAINING    AVERAGE                  AVERAGE
  EXERCISE                    CONTRACTUAL   EXERCISE      SHARES     EXERCISE
   PRICES       OUTSTANDING     LIFE IN      PRICE     EXERCISABLE     PRICE
     $               #           YEARS          $           #           $
-------------   -----------   -----------   --------   -----------   --------
 3.38 -  3.60      485,500        2.7         3.55        485,500      3.55
 5.20 -  7.50      555,700        1.3         6.41        555,700      6.41
14.50 - 18.85      190,400        8.8        15.44         43,467     14.50
21.00 - 27.10      247,500        7.6        22.22
-------------    ---------        ---        -----      ---------     -----
 3.38 - 27.10    1,479,100        3.4         9.28      1,084,667      5.46
=============    =========        ===        =====      =========     =====

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The estimated fair value of options granted, both at the share market price on the grant date and in excess of the share market price on the grant date, was determined using the following weighted-average assumptions:

                                                            2003                   2002
                                            --------------------------------    ---------
                                             Granted           Granted           Granted
                                            at market    in excess of market    at market
                                            ---------    -------------------    ---------
Risk-free interest rate (%)                   4.42               5.04              4.35
Expected hold period to exercise (years)       6.1                9.1               6.0
Volatility in the price of the Company's
   shares (%)                                 28.2               28.5              17.5
Dividend yield                                 0.0                0.0               0.0
Weighted average fair value per option        6.61               6.04              4.19

A share-based compensation expense of $600,000 has been recognized in 2003 ($45,000 - 2002).

12. CUMULATIVE TRANSLATION ACCOUNT

The foreign currency cumulative translation account represents the unrealized gain or loss on the Company's net investment in self-sustaining United States based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.2965 (2002 - 1.5776).

13. INCOME TAXES

The effective income tax rate in the consolidated statements of income differs from the statutory Canadian tax rates as a result of the following:

                                                         2003     2002
                                                           %       %
                                                         ----     ----
Income tax expense at statutory Canadian rates           36.8     39.3
Increase (decrease) resulting from:
   Loss (income) from associated companies accounted
     for on the equity basis                             (0.6)    (0.3)
   Rate differential on foreign income                    0.6     (0.1)
   Non-deductible expenses:
     Meals and entertainment                              1.4      1.8
     Stock compensation                                   0.6
   Non-taxable foreign income net of non-creditable
     withholding taxes                                   (1.6)    (2.4)
   Other                                                 (0.5)     0.7
                                                         ----     ----
                                                         36.7     39.0
                                                         ====     ====

Significant components of the Company's future income tax assets and liabilities are as follows:

                                                       2003     2002
(in thousands of dollars)                               $        $
-------------------------                             -----    -----
FUTURE INCOME TAX ASSETS
Differences in timing of deductibility of expenses    6,060    8,035
Loss carryforwards                                    2,051    1,932

Share issue and other financing costs                               431       639
Tax cost of property and equipment in excess of carrying value      645       498
Other                                                               224     1,112
                                                                  -----    ------
                                                                  9,411    12,216
                                                                  =====    ======

                                                                  2003     2002
(in thousands of dollars)                                           $        $
-------------------------                                        ------   ------
FUTURE INCOME TAX LIABILITIES
Cash to accrual adjustments on acquisition of US subsidiaries       508    2,108
Differences in timing of taxability of revenues                   9,955    6,590
Carrying value of property and equipment in excess of tax cost    2,970    1,832
Carrying value of intangible assets in excess of tax cost         1,996    1,895
Other                                                             1,755    2,775
                                                                 ------   ------
                                                                 17,184   15,200
                                                                 ======   ======

In addition, the Company has loss carryforwards of approximately $1,249,000 available to reduce taxable income of certain US subsidiaries that expire at varying times over the next twenty years.

The potential income tax benefits which will result from the application of the Canadian and US tax losses have been recognized in these financial statements.

14. EARNINGS PER SHARE

The number of basic and diluted common shares outstanding, as calculated on a weighted-average basis, is as follows:

At December 31, 2003, loss carryforwards of approximately $4,052,000 are available to reduce taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(in thousands of dollars)         $
-------------------------       -----
          2006                    180
          2007                    325
          2008                  1,778
          2009                    193
          2010                  1,576
                                -----
                                4,052
                                =====

                                                                             2003          2002
                                                                               #             #
                                                                          ----------    ----------
BASIC SHARES OUTSTANDING                                                  18,329,960    17,987,358
Share options (dilutive effect of 1,419,100 options; 2002 - 1,296,200)       788,056       812,126
                                                                          ----------    ----------
DILUTED SHARES OUTSTANDING                                                19,118,016    18,799,484
                                                                          ==========    ==========

15. CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash flows from operating activities determined by the indirect method are as follows:

                                                                       2003       2002
(in thousands of dollars)                                                $          $
-------------------------                                            --------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year                                               25,070     20,192
Add (deduct) items not affecting cash:
   Depreciation of property and equipment                              9,912      9,502
   Amortization of intangible assets                                     925      1,079
   Future income tax                                                   4,508        (46)
   Loss on dispositions of investments and property and equipment         57         89
   Share-based compensation expense                                      600         45
   Share of income from equity investments                              (580)      (355)
Dividends from equity investments                                                   175
                                                                     -------     ------
                                                                      40,492     30,681
                                                                     -------     ------
Change in non-cash working capital accounts:
   Accounts receivable                                                (1,252)     8,174
   Costs and estimated earnings in excess of billings                (35,239)    (4,673)
   Prepaid expenses                                                      113         29
   Accounts payable and accrued liabilities                           14,050      4,576
   Billings in excess of costs and estimated earnings                  4,951     (2,147)
   Income taxes payable/recoverable                                   (6,222)      (531)
                                                                     -------     ------
                                                                     (23,599)     5,428
                                                                     -------     ------
CASH FLOWS FROM OPERATING ACTIVITIES                                  16,893     36,109
                                                                     =======     ======

16. JOINT VENTURES

The Company participates in joint ventures with other parties as follows:

                                                 PERCENTAGE OWNED
                                                 2003        2002
                                                   %           %
                                                 ----        ----
yyC.T. Joint Venture                              20          20
Lockerbie Stanley Inc.                                        50
Stantec - S&L Partnership                         50          50
Colt Stantec Joint Venture                        50          50
Edmonton International Airports Joint Venture     33
Pine Creek Consultants Joint Venture              33

Effective December 31, 2003, the Company has an agreement in principle to sell its 50% interest in Lockerbie Stanley Inc. for proceeds equal to the net book value at December 31, 2003. The net assets of $312,000 have been reclassified as assets held for sale and included in accounts receivable as the collection of the proceeds is expected within the next year. No gain or loss for accounting or tax purposes arises on the disposition of this interest and the net loss from the operations recognized in the accounts for 2003 was $ 78,000.

A summary of the assets, liabilities, revenues, expenses and cash flows included in the consolidated financial statements related to the joint ventures is as follows:

STATEMENTS OF INCOME:

                                            2003      2002
(in thousands of dollars)                    $         $
-------------------------                  ------    ------
Gross revenue                              11,949    11,174
Subconsultant and other direct expenses     9,611    12,529
Administrative and marketing expenses         776       277
                                           ------    ------

Net income for the year                      1,562      (1,632)
                                             =====      ======

BALANCE SHEETS:
Current assets                               1,547       4,374
                                             =====      ======

Current liabilities                          1,583       5,516
                                             =====      ======

STATEMENTS OF CASH FLOWS:
Cash flows used in operating activities        (86)       (425)
                                             =====      ======

17. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. During 2003, the Company had seven operating segments of which five have been aggregated into the Consulting Services reportable segment. The two other operating segments that are below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants are disclosed in the Other reportable segment. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company.

In addition to the above noted operating segments, corporate administration groups also report to the CEO. Where practicable, the Company allocates these expenses to the operating segments, primarily as a percentage of net revenues. Certain corporate-level operating expenses are not allocated to operating segments. The Company does not allocate net interest expense, foreign exchange gains or losses, income from associated companies or income taxes to its operating segments.

REPORTABLE SEGMENTS

                                                         2003
                                           ------------------------------
                                           CONSULTING
                                            SERVICES     OTHER     TOTAL
(in thousands of dollars)                       $          $         $
-------------------------                  ----------   -------   -------
Gross revenue                               455,466      4,476    459,942
Net revenue                                 390,252      1,144    391,396
Depreciation of property and equipment        8,140      1,772      9,912
Amortization of intangible assets               925        925
Operating income                             42,789       (489)    42,300
Segment assets                              291,432     35,143    326,575
Expenditures for property and equipment,
   goodwill and intangible assets            33,337      1,465     34,802

                                                         2002
                                           -----------------------------
                                           CONSULTING
                                            SERVICES     OTHER    TOTAL
(in thousands of dollars)                       $          $        $
-------------------------                  ----------   ------   -------
Gross revenue                               423,884      4,572   428,456
Net revenue                                 363,449      1,699   365,148
Depreciation of property and equipment        8,283      1,219     9,502
Amortization of intangible assets             1,079                1,079
Operating income                             30,671      4,772    35,443
Segment assets                              245,192     53,809   299,001
Expenditures for property and equipment,
   goodwill and intangible assets            48,625      1,669    50,294

GEOGRAPHIC INFORMATION

                                      2003
                            -----------------------
                                       PROPERTY AND
                                        EQUIPMENT,
                                       GOODWILL AND
                              GROSS     INTANGIBLE
                            REVENUES      ASSETS
(in thousands of dollars)      $             $
-------------------------   --------   ------------
Canada                       290,413     104,088
United States                161,655      37,815
International                  7,874         575
                             -------     -------
                             459,942     142,478
                             =======     =======

                                         2002
                            ----------------------------
                                          PROPERTY AND
                                           EQUIPMENT,
                             GROSS       GOODWILL AND
                            REVENUES   INTANGIBLE ASSETS
(in thousands of dollars)      $               $
-------------------------   --------   -----------------
Canada                      238,774          76,882
United States               180,296          51,509
International                 9,386             596
                            -------         -------
                            428,456         128,987
                            =======         =======

Gross revenue is attributed to countries based on the location of work performed.

CUSTOMERS

The Company has a large number of clients in various industries and sectors of the economy. Gross and net revenue is not concentrated in any particular client.

18. SUBSEQUENT EVENTS

Subsequent to the year-end, the Company has entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire the shares and businesses of The Sear-Brown Group, Inc.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, dated February 20, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. The Company cautions readers that, by their nature, forward-looking statements involve risk and uncertainties, and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. The Company refers to and uses the terms "net revenue" and "gross margin" throughout our analysis, and the definitions of these terms are provided within the Results section of this Management's Discussion and Analysis.

VISION, CORE BUSINESS, AND STRATEGY

Stantec provides professional services in infrastructure and facilities. Through comprehensive service delivery in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics, we support clients through the entire life cycle of a project -- from the initial concept and financial feasibility phases to project completion and beyond.

Our current Company goal is to become one of the top 10 global design and professional services firms with $1 billion in annual revenue and 10,000 employees by the year 2008. To achieve this objective, we will continue to deliver professional services in the infrastructure and facilities market and to follow an orderly growth plan. We are confident that we can reach our goal because the market for our services is very large, exceeding $50 billion in annual sales, and we have an organization of dedicated people who give us our competitive advantage -- the ability to execute a proven operating strategy through a focused, sustainable business model. Our three-dimensional model -- built on geographic diversification, practice area specialization, and provision of services in all five phases of the project life cycle -- allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

GEOGRAPHIC DIVERSIFICATION

Currently, our principal geographic reach includes four economic regions in Canada and the US as well as a project presence in the Caribbean and other selected international locations. Our strategy for geographic diversification has two components. The first is to grow our existing regional operations through expansion of our services portfolio, particularly in areas where we have not yet reached a mature market presence. We aim to achieve a minimum market penetration of $10 million in gross revenue per one million population. Secondly, our strategy includes expansion outside our existing regions principally focused on the US and Canada. (We expect that our International operation will generate less than 10% of our gross revenue through 2008.) Geographic expansion is expected to occur primarily through opportunities to acquire firms that meet our integration criteria and to a lesser extent through organic growth.

PRACTICE AREA SPECIALIZATION

Practice area specialization and diversity are achieved by providing services in 16 distinct professional services practice areas that can generally be grouped into five key market segments -- Buildings, Environment, Industrial, Transportation, and Urban Land. These specialized project services assist in differentiating us from our competitors, allowing us to enhance our presence in new geographic regions and markets and establish and maintain client relationships. Our strategy for strengthening this part of our model is to increase the depth of our expertise in our current practice areas and to selectively add complementary practice areas.

LIFE CYCLE SOLUTIONS

The third element of our business model is the provision of professional services in all five phases of the project life cycle -- planning, design, construction, maintenance, and decommissioning. This inclusive approach allows us to supply services during periods of strong new capital project activity (design and construction) as well as periods of lower new project capital expenditures (maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners' representative, providing project management, surveying, and resident engineering services. We focus exclusively on fee-for-service type work, and we do not, except in rare circumstances, act as the contractor or take on construction risk. Beyond project completion, during the maintenance phase, we supply ongoing services for maintenance and rehabilitation in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, we provide decommissioning solutions for taking facilities out of active service.

Through the combined resources of our staff, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of our projects are considered small to midsized projects that have a capital value of less than $100 million and potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. This project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

KEY PERFORMANCE DRIVERS

At Stantec our success depends on our ability to attract and retain qualified people; maximize market opportunities; find, acquire, and integrate firms and/or new employees into our operations; finance our growth; and achieve a top-three market penetration in the geographic areas we serve. In 2003 we focused on strengthening these performance drivers and on building our organization, people, and systems for future growth. Based on our performance in these areas, we believe we are well positioned to continue to be a top-three provider of professional services to the infrastructure and facilities industry in the geographic areas we serve.

PEOPLE

The most important driver of Stantec's performance is our people. Our people are our most valuable resource because their combined knowledge forms the basis of the project solutions we deliver to clients. To reach our goal of becoming one of the top 10 global design firms, we are growing our workforce through a combination of internal hiring and acquisitions. We measure our performance in this area by total staff numbers. In 2003 our staff increased 6.5% to approximately 3,700 from 3,500 in 2002. Currently, our workforce is made up of about 1,850 professionals, 1,300 technical staff, and 550 support personnel. Employee numbers are expected to continue to grow in 2004 and beyond as we pursue our vision.

To attract and retain qualified employees, Stantec offers opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. In 2003 we launched an "employer of choice" initiative that will focus on strengthening our people-oriented culture. Our plan is to continue to benchmark and maintain a competitive compensation and benefits program, emphasize teamwork, and provide opportunities for professional development and enhancement. During the year, we introduced a number of learning programs, including an on-line Stantec orientation process and training in project and financial management and in our new business enterprise system. These programs are part of our TIE initiative -- our commitment to having among the best-Trained, best-Informed, and best-Equipped employees in our industry. We also implemented a revised performance development review process that addresses personal and career growth plans, training, and mentoring.

Because of our "diversified portfolio" approach to business -- operating in different regions and practice areas -- we are generally able to redeploy a portion of our workforce in response to changes in local, regional, or national economies or practice area demand. At present, we see no constraints on the general availability of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we are better able to address these issues as we become more capable of using staff from other parts of the Company, either through temporary relocation or work allocation. We are continually improving our capability to work on projects from multiple office locations through Web-based technology.

INDUSTRY ENVIRONMENT/MARKET OPPORTUNITIES

Another key driver of Stantec's success is our ability to maximize market opportunities for growth. We recognize that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our service provision, increase our shareholder value, provide expanded opportunities for our employees, and support our information technology systems. Over the last 10 years, we have integrated a total of approximately 2,800 employees into our operations through a combination of direct hiring and acquisitions. We are confident that we can continue to capitalize on acquisition opportunities because we are operating in an industry sector that includes more than 100,000 firms and is estimated to generate over US$50 billion in revenue in North America every year, of which we currently have less than a 1% market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the US generated over US$50billion in fees in 2002.) Our strategy for increasing this percentage is to combine internal growth with the acquisition of small to midsize firms that believe in our vision and want to be part of our growing Company.

In 2003 we completed four acquisitions in our two Canadian regions, adding approximately 225 employees to our operations. Our focus for the year, however, was the integration of the 10 firms and approximately 550 employees acquired by Stantec in 2002. The integration of acquired companies begins immediately following the acquisition closing date and may take between six months and three years. We integrate new colleagues into our Company-wide information technology and financial management systems as well as provide "back office" support services through our corporate office, allowing our new colleagues to focus on client service delivery.

Stantec's acquisition program is managed by an acquisition team dedicated to supporting the Company's growth objectives. The team is responsible for identifying and pricing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

FINANCING

Stantec's success is also dependent on our continuing ability to finance our growth. Adequate financing gives us the flexibility to make appropriate investments in our future. Over the past 10 years, Stantec has grown at a compound annual rate of 20%. To fund this growth, the Company requires cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, with very little use of the Company's shares.

We have sought additional equity financing at times when our growth has outpaced our ability to generate cash inside the Company for maintaining our internal debt to equity guidelines. Our practice is to raise additional equity to replenish our cash reserves, pay down debt, or strengthen the Company's balance sheet. To date we have issued additional shares for these purposes on three occasions -- in 1997, 2000, and 2002.

MARKET PENETRATION

Also key to Stantec's success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in our geographic regions and practice areas. With this level of market presence we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and support regional infrastructure.

RESULTS

OVERVIEW OF 2003

The following table summarizes some of the Company's key information:

SELECTED ANNUAL INFORMATION

(in millions of dollars, except per share and share amounts)

(prepared in accordance with Canadian GAAP)

                                                            2003            2002            2001
                                                         ----------      ----------      ----------
                                                                         (restated)      (restated)
Gross revenue                                                 459.9           428.5           356.9
Net income                                                     25.1            20.2            15.4
Earnings per share - basic                                     1.37            1.12            0.92
Earnings per share - diluted                                   1.31            1.07            0.88
Cash dividends declared per Common Share                     Nil             Nil             Nil
Total assets                                                  326.6           299.0           217.5
Total long-term debt                                           44.6            62.3            24.8
Outstanding common shares - as at December 31, 2003      18,327,284      18,282,720      16,846,340
Outstanding common shares - as at February 20, 2004      18,333,184

The information reflected above is impacted by the following items:

      1. Prior period adjustment -- During 2003, the Company determined, with the assistance of outside valuators that the intangible assets acquired in acquisitions completed subsequent to July 1, 2001, had not been appropriately reflected in the allocation of the purchase price. As a result, a portion of our goodwill for post July 1, 2001, acquisitions has been allocated to identifiable intangible assets (i.e., contract backlog and client relationships) and charged to earnings over the estimated useful lives of these intangible assets on a straight-line basis. For contract backlog, the amortization period ranges from six to 12 months, and for client relationships, the amortization period ranges from 10 to 15 years. The impact of this change is more fully described in note 2 to the consolidated financial statements.

      2. The Company completed four acquisitions in 2003, 10 in 2002, and six in 2001. Each of these acquisitions will impact the level of the gross revenue earned in the year of acquisition and going forward as further explained in the Results of Operations section below.

      3. Effective January 1, 2002, as disclosed in note 1 to the consolidated financial statements, the Company changed the designation of its US-based subsidiaries to self-sustaining, resulting in a change in the method of translation from the temporal method to the current rate method. This change results in the impact of foreign currency fluctuations on our US-based subsidiary operations being charged to a separate component of shareholders' equity in our cumulative translation account. Prior to 2002, the impact of foreign currency fluctuations was reflected through our income statement. The Company continues to reflect foreign currency gains and losses through the income statement for foreign currency denominated transactions that occur in our Canadian operations.

      4. Also effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments on a prospective basis. In 2002, $45,000 was expensed as stock-based compensation while $600,000 was expensed in 2003.

HIGHLIGHTS FOR 2003

      - The results our Company achieved in 2003 were within the expected range we set out in our 2002 Management's Discussion and Analysis as follows:

MEASURE                                           EXPECTED RANGE       RESULT ACHIEVED
-------                                        --------------------    ---------------
Debt to equity ratio - Note 1                  At or below 0.5 to 1         0.34
Return on equity - Note 2                        At or above 14%            16.3%
Net income as % of net revenue                    At or above 5%             6.4%
Gross margin as % of net revenue                Between 52 and 54%          53.1%
Administrative expenses as % of net revenue     Between 40 and 42%          39.5%
Effective tax rate                             Between 37.5 and 38%         36.7%

Note 1 - Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, divided by shareholders' equity.

Note 2 - Return on equity is calculated as net income for the year divided by average shareholders' equity at the end of the last five quarters.

      - New business information system -- In 2002 the Company initiated the planning and development of a new business enterprise system for managing our projects, financial information, human resources, and business intelligence. This initiative continued into 2003, and we marked the implementation date of the system at the beginning of the last quarter. The implementation of this initiative has had a significant impact on our Company's resources -- both in terms of people and our financial resources. Adjusting to the breadth of the new system created a significant learning curve. One of the short-term impacts was an increase in the time required to prepare invoices to send to clients. As a result, we experienced an increase in costs and estimated earnings in excess of billings during the fourth quarter of 2003. Because this impact was expected, we negotiated a temporary increase in our revolving credit facility, as disclosed in note 7 to the consolidated financial statements.

      - Growth by acquisition -- In addition to the four acquisitions completed in 2003, subsequent to the year-end, we entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire The Sear-Brown Group, Inc., a New York-based firm with approximately 500 employees. This acquisition, if completed, will be our largest acquisition to date.

      - Earnings per share -- Our basic earnings per share increased 22.3% to $1.37 from $1.12 in 2003.

      - Divestitures -- During 2003, Teshmont Consultants Inc., a 50% equity accounted investment disposed of a portion of its business. In addition, effective December 31, 2003, the Company reached an agreement in principle to dispose of its 50% share in Lockerbie Stanley Inc.

RESULTS OF OPERATIONS

Our Company provides knowledge-based solutions to infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. These direct costs are included in our gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

We recognize that the most significant portion of our business is reflected in our consulting services reporting unit as defined and disclosed in the notes to our consolidated financial statements. The other operating segments, on a combined basis, are not material to the operations of the Company. As a result, we analyze and review the results of our operations on a consolidated basis.

The following table summarizes Stantec's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

                                                     PERCENTAGE OF NET REVENUE     PERCENTAGE INCREASE
                                                   -----------------------------   --------------------
                                                    2003       2002       2001      2003 VS    2002  VS
                                                             RESTATED   RESTATED    2002       2001
                                                   -------   --------   --------   --------   ---------
GROSS REVENUE                                      117.5%     117.3%     119.5%      7.3%       20.0%
NET REVENUE                                        100.0%     100.0%     100.0%      7.2%       22.2%
Direct payroll costs                                46.9%      47.6%      46.5%      5.7%       24.9%
GROSS MARGIN                                        53.1%      52.4%      53.5%      8.6%       19.9%
Administrative and marketing expenses               39.5%      39.9%      40.9%      6.4%       19.0%
Depreciation on capital assets                       2.5%       2.6%       2.4%      4.3%       34.2%
Amortization of intangible assets and goodwill       0.2%       0.3%       0.6%    (14.3%)     (36.3%)
Net interest expense                                 0.7%       0.7%       0.6%      0.3%       58.5%
Foreign exchange (gains) losses                      0.2%       0.0%      (0.4%)   742.5%     (106.9%)
Share of (income) loss from associated companies    (0.1%)     (0.1%)      0.2%     63.4%     (155.9%)
INCOME BEFORE INCOME TAXES                          10.1%       9.0%       9.2%     19.7%       20.6%
Income taxes                                         3.7%       3.5%       4.0%     12.8%        6.8%
NET INCOME                                           6.4%       5.5%       5.2%     24.2%       31.4%

The Company's operating results for 2003 are consistent with the goals we established in 2002. In particular, our gross margin was within the range we expected to achieve while administrative and marketing expenses and the effective tax rates were below the ranges we expected to achieve in 2003. Our operating results, in particular the administrative and marketing expenses, continue to be influenced by the number of acquisitions completed in the current and prior two years due to the length of time expected for the integration of such acquisitions. The majority of the acquisitions completed in 2002 and 2003 were in Canada and were integrated into more mature operations. The effective tax rate is discussed below.

GROSS AND NET REVENUES

The following tables summarize the impact of certain of the above-noted items on our gross and net revenues for 2003 compared to 2002 and for 2002 compared to 2001.

                                                                                YEAR ENDED DECEMBER
                                                                                   31 DECEMBER 31
                                                                                -------------------
GROSS REVENUES                                                                  2003 VS     2002 VS
                                                                                2002        2001
                                                                                -------     -------
Increase over prior year                                                          31.4       71.6
                                                                                 -----       ----
Increase (decrease) due to:
   *acquisitions completed in current and prior two years                         41.0       65.9
   *net internal growth                                                           10.2        3.2
   *impact of foreign exchange rates on revenue earned by foreign subsidiaries   (19.8)       2.5

                                                                                YEAR ENDED DECEMBER
                                                                                   31 DECEMBER 31
                                                                                -------------------
NET REVENUES                                                                    2003 VS     2002 VS
                                                                                2002        2001
                                                                                -------     -------
Increase over prior year                                                         26.3       66.3
                                                                                 ----       ----

Increase(decrease) due to:
   *acquisitions completed in current and prior two years                         36.7    53.5
   *net internal growth                                                            7.0    10.6
   *impact of foreign exchange rates on revenue earned by foreign subsidiaries   (17.4)    2.2

Revenue earned in Canada during 2003 increased to $290.4 million from $238.8 million in 2002, while revenue generated in the US decreased to $161.6 million from $180.3 million. Revenue earned in our International region in 2003 was $7.9 million, compared to $9.4 million in 2002. The US revenues reported were impacted by a change in exchange rates of approximately $19 million, as indicated above. We had expected that our Canadian-based revenue in 2003 would continue to exceed our US-based revenue based on our 2002 acquisition activity as well as the anticipated strength of the Canadian economy. Subsequent to the year-end, we entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approvals, to acquire the The Sear-Brown Group, Inc., a New York-based firm of 500 staff, and we expect this addition to increase the level of our US revenues in 2004.

AMORTIZATION OF INTANGIBLE ASSETS

As part of the prior period adjustment referred to in note 2 to the consolidated financial statements, we amortize identifiable intangible assets. Amortization rates range from less than one year for contract backlog to 10 to 15 years for client relationships. Amortization expense for 2003 was $925,000, compared to $1,079,000 for 2002.

FOREIGN EXCHANGE GAINS (LOSSES)

The Company recorded a foreign exchange loss of $0.6 million in 2003, compared to a foreign exchange loss of $0.1 million in 2002. The foreign exchange losses incurred in 2002 and 2003 arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. The nature and timing of our foreign currency transactions did not change significantly during the last year, with most of the transactions occurring in US dollars.

We have noted that, overall, the Canadian dollar continued to strengthen against the US dollar from December 2001 to December 2003. As a result of periodic weakening of the Canadian dollar in 2002, our Company recognized gains and losses throughout the year resulting in a net loss of $0.1 million. In 2003 the Canadian dollar demonstrated significant strength, relative to the US dollar, and the impact of this significant change on our overall exposure to foreign exchange losses resulted in a cumulative loss of $0.6 million for the year. We will continue to monitor our foreign currency exposures to minimize our exposure to loss.

INCOME TAXES

The effective tax rate for Stantec in 2003 was 36.7%, compared to 39.0% in 2002 and 43.7% in 2001. We had anticipated that our effective tax rate would be in the range of 37.5% to 38%. This rate was estimated based on known statutory rate reductions. Subsequent reductions in statutory rates resulted in the lower effective tax rate for 2003. This rate reduction continues to be driven primarily by a drop in federal and provincial Canadian statutory rates -- 2.5% in 2003 and 2.8% in 2002. In 2002 the impact of the elimination of goodwill amortization on Stantec's effective tax rate was a reduction of 2.2%, and in 2003 the impact of non-deductible stock compensation expense increased the rate by approximately 0.5%.

QUARTERLY OPERATING RESULTS

The following is a summary of the Company's quarterly operating results for the last two fiscal years. Effective January 1, 2003, Stantec converted to a 12-period reporting schedule, and each quarter in 2003 contained three periods totaling 13 weeks. In 2002 and earlier years, the Company followed a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totaling 12 weeks, and the third quarter contained four periods totaling 16 weeks.

QUARTERLY OPERATING RESULTS

(in millions of dollars, except per share amounts)

                                2003                                2002
                ----------------------------------   ----------------------------------
                31 DEC   30 SEPT   30 JUN   31 MAR   31 Dec   30 Sept   30 Jun   31 Mar
                ------   -------   ------   ------   ------   -------   ------   ------
Gross revenue   111.6     120.8     119.1    108.4    101.8    137.9    104.2     84.6
Net income        6.3       7.3       6.5      5.0      5.6      6.0      5.1      3.5
EPS - basic      0.35      0.40      0.35     0.27     0.31     0.33     0.28     0.20
EPS - diluted    0.33      0.38      0.34     0.26     0.30     0.32     0.27     0.19

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of the Company's shares.

During Q4 03, gross revenue increased $9.8 million, or 9.7%, to $111.6 million from $101.8 million in Q4 02. Approximately $10.7 million of this increase resulted from the acquisitions completed in 2001, 2002, and 2003. The additional week of revenue in Q4 03 resulting from change in our reporting schedules added $8.6 million. These items were offset by the effect of change in foreign exchange rates of $6.4 million and the reduction in revenue of existing operations of $3.2 million.

FINANCIAL CONDITION AND LIQUIDITY

Cash flow from operating activities was $16.9 million in 2003, compared to $36.1 million in 2002 and $13.4 million in 2001. As indicated previously, the Company implemented its new business information system in the fourth quarter of 2003. As with any major change in systems, the and length of the conversion activities required to complete the implementation affected our to-day operations. More specifically, these conversion activities impacted the level of billings we could generate in the last quarter of the year as evidenced by the increase in our level of investment in costs and estimated earnings in excess of billings at the end of the year. The number of days' revenues in this account increased to 52 days compared to 30 days at the end 2002. Billing activity subsequent to the year-end is returning to pre-conversion levels, and we expect that our investment in this balance will return to our normal expected range of between and 35 days.

In 2003, $33.5 million in cash was used in investing activities, compared to $29.2 million in 2002 We completed fewer acquisitions in 2003 than in 2002, resulting in a net decrease in cash expended of approximately $11.4 million. This difference was offset by the increased investment in capital assets of $11.3 million in 2003 compared to 2002. The implementation of our new business information system, the construction of the Stantec Atrium Tower in Edmonton, and continued renovations to Stantec Centre in Edmonton accounted for this additional investment The remaining difference is the amount of proceeds received in 2002 on the disposition of our minority interest in Linnet Geomatics International Inc. and on the divestiture of our 50-person operation in Gatineau, Quebec. The amount of cash used in investing activities in 2002 totaled $29.2 million, compared to $11.4 million in 2001. This difference was due to the additional $13 million spent on acquisitions and the $6.8 million spent on capital assets, particularly for renovations to and expansion of Stantec Centre.

The Company used $21.3 million in cash in financing activities in 2003, compared to the generation of $29.5 million in 2002 and the use of $12.6 million in 2001. In 2002 we issued an additional 1.2 million common shares for net cash proceeds of $18.3 million and borrowed $30 million on our existing acquisition credit facility. During 2003, we repaid long-term debt in the amount of $20.6 million, and $1,392,000 was used to repurchase shares of the Company under our Normal Course Issuer Bid. The following table summarizes the contractual obligations due our long-term debt and operating lease commitments:

                             PAYMENTS DUE BY PERIOD

                                                       (IN THOUSANDS OF DOLLARS)
                                 -------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS           TOTAL    < THAN 1 YEAR   2 - 3 YEARS   4 - 5 YEARS   AFTER 5 YEARS
-----------------------          -------   -------------   -----------   -----------   -------------
Long-term debt                    44,575       13,416         16,647         5,665         8,847
Operating lease commitments      111,034       19,038         32,545        24,521        34,930
TOTAL CONTRACTUAL OBLIGATIONS    155,609       32,454         49,192        30,186        43,777
                                 -------       ------         ------        ------        ------

During 2003, we renegotiated the credit facility we maintain with a major Canadian chartered bank. Our new credit facility allows for an operating line of credit of $50 million for the period of October 15, 2003, through February 28, 2004, returning to $20 million thereafter. At December 31, 2003, $8.3 million of this amount had been used (none had been used at December 31, 2002).

Our shareholders' equity increased $9.6 million to $160.5 million from $151.4 million in 2002. This increase resulted from net income of $25.1 million, the recognition of the fair value of share-based compensation of $0.6 million in 2003, and the issue of shares on the exercise of options of $0.6 million, offset by the repurchase of shares pursuant to the Normal Course Issuer Bid of $1.4 million during the year and the $15.8 million change in our cumulative translation account arising on the translation of our US-based foreign subsidiaries in 2003. The $15.8 million change is due to the significant strengthening of the Canadian dollar -- from $0.63 to $0.77 -- in relation to the US dollar during the year.

Our Normal Course Issuer Bid was renewed in 2003 and allows the Company to repurchase up to 550,311 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. Consequently, in 2003 we purchased 74,700 common shares at an average price of $18.63 per share for an aggregate price of $1,392,000. In 2002 we purchased 54,600 common shares at an average price of $16.12 per share for an aggregate price of $880,000.

ACQUISITIONS

Our Company completed four acquisitions in 2003 for total consideration of $9.4 million and 10 acquisitions in 2002 for total consideration of $38.5 million.

In January 2003, the Company acquired the shares of Vancouver, British Columbia-based APAI Architecture Inc. and Mandalian Enterprises Limited, a comprehensive architectural design services firm, to expand our Architecture & Interior Design practice area. This addition was followed in May by the acquisition of Ecological Services Group Inc., an environmental consulting firm headquartered in Guelph, Ontario. We then acquired the assets and business of Optimum Energy Management Inc. in November. This Calgary, Alberta-based firm specializes in industrial energy management services and complements our Power, Resources & Chemicals practice area. In December, the team from Inner Dimension Design Associates joined our Regina, Saskatchewan, office to provide professional services in interior design.

FUTURE EXPECTATIONS

Our Company continues to operate in a highly diverse infrastructure and facilities market within a North American economy that is demonstrating significant divergence across regions. The market involves numerous technical disciplines, clients, and industries and engages both the private and public sectors. Over the next few years, we expect the demand for services in this market to be driven by continued population growth, government regulations, and the need to maintain, upgrade, and replace an aging North American infrastructure. The industry should also benefit from continued outsourcing of technical services, especially in the public sector. Its fortunes are at least partially tied to the performance of the economy, and the overall outlook heading into 2004 is promising.

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The US economy is forecasted to show continued strength as the impacts of aggressive monetary and fiscal incentives take effect. During 2003, federal rate and tax cuts were successful in encouraging consumer spending, resulting in a banner year for housing construction, while business investment was slower to respond and we have yet to see a significant rebound in a weak commercial infrastructure market. In addition, certain market segments, such as transportation, remain highly dependent on government allocations to programs such as the Transportation Equity Act for the 21st Century (TEA-21) and its successors. Although federal government spending has remained strong throughout the sluggish economy of the past few years, several state and local governments have been forced to curtail their spending in the face of lower tax revenues and budget shortfalls. State and local spending are expected to rebound, however, in the next 12 to 18 months, concurrent with an overall economic recovery. McGraw Hill Construction and other sources are predicting a modest to strong increase in overall construction spending in the US in 2004, depending on the degree of an anticipated slowdown in the residential market.

At the same time, Canada's economy is forecasted to improve in 2004 while under-performing that of the US. Domestic demand is expected to be strong, and although the strong Canadian dollar continues to impact exports, improved US demand resulting from greater economic activity is anticipated to offset this effect. More specifically, the demand for housing is expected to remain robust fuelled by low interest rates, job and income growth, and strong market conditions. Housing starts are expected to moderate only slightly in 2004 from a 15-year high in 2003, contributing to ongoing strong performance in Stantec's Urban Land market segment. As well, indications are that the institutional sector, which has been the driving force behind non-residential construction over the past three years, with the greatest investment going into health care and educational facilities, will continue to be strong in 2004.

Within this market outlook, we expect to achieve continued growth through a combination of internal hiring and acquisitions. We target long-term average compound growth rates of 15 to 25%, although not every year may see growth in this range. We have chosen this target because we believe it is an achievable goal that allows us to enhance the depth of our expertise, broaden our service provision, provide expanded opportunities to our employees, and support our information technology systems. Our ability to continue to grow at this rate depends to a large extent on the availability of acquisition opportunities. Since our industry is composed of 100,000, mostly small firms, there are many acquisition candidates. At any one time we are engaged in discussions with up to 20 or more firms. Currently, the firms with which we are in some stage of discussion have between 10 and 750 employees.

We plan to support this level of growth through a combination of cash flow from operations and additional financing while maintaining a return on equity at or above 14% and a net income at or above 5% of net revenue. Although we believe that an appropriate target for a normal debt to equity ratio for our Company is at or below .5 to 1, opportunities to conclude transactions may require us to increase the amount of debt we carry beyond that limit. If the need to finance a larger acquisition arises, we will seek to raise cash through additional share issues.

Looking at the results of our current mix of project activity in the US and Canada, we anticipate that our gross margin as a percentage of net revenue will remain in the range of 52 to 54% for 2004 and that administrative expenses will remain in the range of 39 to 41% of net revenue. We expect our effective tax rate for 2004 to be between 36.5 to 37.5%. Although the Canadian federal statutory tax rate will decrease by 2% in 2004, this will be offset in part by the increase in provincial statutory rates and an anticipated increase in the revenue from our US-based operations.

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RISK

OPERATIONS

Like all professional services firms in the infrastructure and facilities industry, Stantec is exposed to a number of risks in carrying out the day-to-day activities of our operations. These operating risks include the following:

      - timing of completion and potential cancellation of client orders and projects

      -     our ability to complete projects on schedule and on budget

      -     our clients' satisfaction with the quality of our services

      -     potential litigation through exposure to third-party claims

      -     competition for new contracts including pricing pressures

      - economic factors that impact the ability of clients to contract for our services

      -     the availability of qualified staff and personnel

      -     the quality of our clients and their credit risk

      - our ability to obtain the necessary licenses and permits to carry out our projects

      -     risks associated with working in international locations

We mitigate our operating risks through our business strategy and other protective measures. As mentioned previously, our three-dimensional business model of geographic, practice area, and life cycle diversification minimizes our dependency on any particular industry or economic sector for our income. Stantec also protects itself from exposure to competition by entering into a diverse range of contracts with a wide range of fee amounts.

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be innovative, flexible, and designed to reward top performance. As well, in 2003 we embarked on an "employer of choice" initiative to maintain our ability to attract and retain the most qualified staff.

Our Company also maintains insurance coverage for our operations, including professional liability insurance. The maximum coverage under our professional liability policy is generally $25 million per claim and per annum, with a per claim deductible of $500,000 and an aggregate excess deductible of $2.5 million. In September 2003, the Company established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retensions related to claims arising after August 1, 2003. We, or our clients also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team dedicated to providing Company-wide support and guidance on risk avoidance and professional practices and procedures. One such practice is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

In 2003 we launched a new project manager-training program for our Company. Requiring a passing score for each training module, the program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. We believe that improved project management across our operations will increase our ability to deliver projects on schedule and within budget.

As well, we believe our experience and knowledge in conducting business outside North America help us mitigate the risks of undertaking international projects. This work involves political uncertainties, contracts with foreign clients, and operating under foreign legal systems.

MARKET

Our Company is also exposed to various market factors that can affect our performance. Three such market risks include the availability of debt financing, the impact of the rate of exchange between Canadian and US dollars, and the effect of changes in interest rates. We minimize these risks by adhering to solid financial practices and procedures.

As mentioned previously, our Company currently has a term loan and operating facility with one financial institution. Although we have continued to meet required covenant ratios, we have no assurance that debt financing will continue to be available from our current lender or other financial institutions on similar terms. As our need for debt financing increases, we will seek financing from more than one financial institution.

Because a significant portion of our Company's revenue and expenses are generated or incurred in US dollars, we face the challenge of fluctuations in exchange rates. To the extent that US dollar revenues are greater than US dollar expenses in a strengthening US dollar environment, we expect a positive impact on our income from operations. Conversely, to the extent that US dollar revenues are greater than US dollar expenses in a weakening US dollar environment, we expect a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US dollar professional revenues and US dollar expenses. Other exchange risk arises from our non-US-based foreign subsidiaries. The Company's income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. In addition, the impact of exchange rates on the balance sheet accounts of our non-US-based foreign subsidiaries will impact our operating results. We also continue to be exposed to exchange rate risk for the US dollar and other foreign currency-denominated balance sheet items carried by our Canadian and International operations.

In addition, changes in interest rates present a risk to our performance. All of our Company's bank facilities (i.e., operating loans and acquisition loan) and $87,000 of our outstanding promissory notes carry a floating rate of interest. We estimate that, based on our balances at December 31, 2003, a 1% change in interest rates would impact our earnings per share by approximately $0.02.

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